

August 27, 2010

Brian Roberts
Chief Financial Officer
Insulet Corporation
9 Oak Park Drive
Bedford, MA 01730

      **Re:**    **Insulet Corporation**
              **Form 10-K for the Fiscal Year Ended December 31, 2009**
              **Filed March 9, 2010**
              **Amendment no. 1 to Form 10-K filed August 9, 2010**
              **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
              **File No. 001-33462**

Dear Mr. Roberts:

      We have reviewed your response letter dated August 12, 2010, and your subsequent filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 8.  Facility Agreement and Common Stock Warrants, page F-17

1.      Refer to prior comments 1 and 2.  Please note we have not yet completed our evaluation
        of your response to our comment. To assist us in understanding the warrant agreement,
        please provide us an example of how the warrant would be settled using the Black-
        Scholes value of the warrant in the event of a "major transaction" or "default", as
        defined. Please provide sufficient detail in the example for us to understand your
        accounting entries and valuation of the transaction.

Amendment no. 1 to Form 10-K for the Fiscal Year ended December 31, 2009

Note 16. Restatement of Previously Issued Financial Statements, page F-23

2.      We note that on August 4, 2010, you filed an Item 4.02 Form 8-K announcing that your
        financial statements for the fiscal year ended December 31, 2009 and fiscal quarters
        ended September 30, 2009 and March 31, 2010 should no longer be relied upon and
        subsequently filed amendments to your Form 10-K and March 31, 2010 Form 10-Q. You
        determined that the September 2009 amendment to your Facility Agreement which was
        originally accounted for as a debt extinguishment should have been treated as a loan
        modification. Please respond to the following:

        •   Describe for us in detail how you originally accounted for the debt extinguishment
            and how you subsequently determined loan modification treatment was appropriate.
            Cite the accounting literature applied and explain how you applied it.
        •   Tell us why you concluded that no amendment to your Form 10-Q for the fiscal
            quarter ended September 30, 2009 was required to be filed.

Form 10-Q for the Quarterly Period Ended June 30, 2010

3.      We note your response to our prior comment 3.   In addition to resolving any comments
        we may have to your confidential treatment request for Exhibit 10.1 to your Form 10-Q
        filed May 7, 2010, please ensure you have resolved any comments we may have to your
        confidential treatment request for Exhibit 10.1 to your Form 10-Q filed August 9, 2010.

Note 1.  Nature of the Business, page 6

4.      You disclose that you shipped product to your distributor but you have not recorded any
        revenue.  Please tell us the significant terms of your distribution agreement with
        Ypsomed and explain how you are accounting for the agreement.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.  Please contact Gabe Eckstein at (202) 551-3286 or Jay Mumford at (202) 551-3637 if you have questions on other comments.  In this regard, do not hesitate to contact me at (202) 551-3671 with any questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant